Exhibit 12.1

Live Nation, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

	Year Ended December 31,
	2012	2011	2010	2009	2008
(in thousands, except ratio)
Loss from continuing operations before income taxes	$(132,161)	$(96,627)	$(188,654)	$(114,678)	$(357,735)
Equity in earnings (loss) of nonconsolidated affiliates	9,921	7,742	4,928	1,851	842

Loss before income taxes, equity in earnings of nonconsolidated affiliates and cumulative effect of a change in accounting principle	(142,082)	(104,369)	(193,582)	(116,529)	(358,577)
Dividends and other received from nonconsolidated affiliates	—	—	—	—	—

Total earnings	(142,082)	(104,369)	(193,582)	(116,529)	(358,577)
Fixed charges:
Interest expense	123,740	120,414	116,527	66,365	70,104
Amortization of loan fees *	—	—	—	—	—
Interest portion of rentals	50,825	45,046	44,806	35,583	35,048

Total fixed charges	174,565	165,460	161,333	101,948	105,152
Preferred stock dividends	—	—	—	—	—

Total fixed charges	174,565	165,460	161,333	101,948	105,152

Total earnings available for payment of fixed charges	$32,483	$61,091	$(32,249)	$(14,581)	$(253,425)

Ratio of earnings to fixed charges	0.19	0.37	(0.20)	(0.14)	(2.41)

Deficiency of earnings to fixed charges	(142,082)	(104,369)	(193,582)	(116,529)	(358,577)
Interest portion of rentals	35%	35%	35%	35%	35%

*	Amortization of loan fees is included in interest expense.